FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 4, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☐	Yes ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated August 3, 2015 – Board and Role Changes

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

FOR IMMEDIATE RELEASE

3 August 2015

ARM Holdings PLC

Board and Role Changes

ARM Holdings plc (the “Company”) is pleased to announce the forthcoming appointment of Lawton Fitt and Stephen Pusey as independent non-executive directors. They will both join the board on 1 September 2015. Lawton will also join the audit committee from that date.

Lawton Fitt is currently an independent non-executive director of Ciena Corporation (where she also chairs the audit committee), Carlyle Group LP and The Progressive Corporation; and a trustee of Thomson Reuters Founders Share Company, having served on the board of Thomson Reuters Corporation until 2014. Lawton was previously an investment banker with Goldman, Sachs & Co., becoming a partner in 1994 and a managing director in 1996, before retiring in 2002. She then served as Secretary (CEO) of the Royal Academy of Arts from October 2002 to March 2005. Lawton received her bachelor’s degree from Brown University and her MBA from the Darden School of the University of Virginia.

Stephen Pusey was until recently Chief Technology Officer of Vodafone Group plc, retiring at Vodafone’s annual general meeting on 28 July 2015. He joined Vodafone in September 2006 and joined the board in 2009. Prior to joining Vodafone, Stephen held the positions of Executive Vice President and President Nortel Networks EMEA, having joined Nortel in 1982. Stephen is also an independent non-executive director of Centrica plc and of FireEye, Inc.

There is no information required to be disclosed under paragraphs 9.6.13(2) to 9.6.13(6) of the Listing Rules in respect of either of these appointments.

ARM also announces today that Kathleen O’Donovan, senior independent non-executive director and chair of the audit committee, will retire from the ARM board on 31 December 2015, having completed nine years’ service. Lawton Fitt will replace Kathleen as chair of the audit committee on 1 January 2016; and Andy Green, independent non-executive director, will become senior independent director from that date.

Stuart Chambers, Chairman, said:

“I am delighted to welcome Lawton and Steve to the ARM board as independent non-executive directors. We look forward to benefitting from their highly relevant knowledge and experience, in particular Lawton’s deep financial expertise and Steve’s longstanding experience in the technology sector. Their appointments are part of our planned and continuing evolution of the board. I would also like to thank Kathleen for her excellent contribution to the ARM board over the past nine years and in particular for her exceptional leadership of the audit committee over that time. We wish her well for the future.”

CONTACTS:

Sarah West	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

ENDS